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SECUF

SEC

16006811

Mail Processing **ANNUAL AUDITED REPORT**

Section

FORM X-17A-5

FEB 19 2016 **PART III**

Washington DC

. FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 68948

REPORT FOR THE PERIOD BEGINNING_____01/01/15_____ AND ENDING_____12/31/15_____

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-Spectrum Advisors LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5956 Sherry Lane, Suite 900

(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Coy Gallatin   (713) 870-0426

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP

(Name – *if individual, state last, first, middle name*)

13727 Noel Road, Suite 300	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas Coy Gallatin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____E-Spectrum Advisors LLC_____ , as

of ___*February 16*_____ , 20 _*16*_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

PATRICIA CRAWFORD
Notary Public, State of Texas
My Commission Expires
May 26, 2018

_____
Signature

Patricia Crawford
Notary Public

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



HEIN

Hein & Associates LLP   www.heincpa.com
13727 Noel Road, Suite 300   P 972.458.2296
Dallas, Texas 75240   F 972.788.4943

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
E-Spectrum Advisors LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of E-Spectrum Advisors LLC (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

Dallas, Texas
February 16, 2016

E-SPECTRUM ADVISORS LLC
(A Texas Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

CASH	$	287,512
PREPAID AND OTHER		33,822
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $16,334		30,915
EMPLOYEE RECEIVABLE		77,009
Total assets	$	429,258

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	49,231
INCOME TAX PAYABLE		7,928
DUE TO ESSC		59,014
Total liabilities		116,173
MEMBER'S EQUITY		313,085
Total liabilities and member's equity	$	429,258

See accompanying notes to these financial statements.